UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Amendment No. 1

                                    Form N-8F
    Application for Deregistration of Certain Registered Investment Companies


I.   General Identifying Information

1. Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

     [X]  Merger

     [  ] Liquidation

     [  ] Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [  ] Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Credit Suisse Select Funds (the "Fund")

3.   Securities and Exchange Commission File No.: 333-84885; 811-09531

4.   Is this an initial Form N-8F or an amendment to previously filed Form N-8F?

     [  ] Initial Application           [X]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     466 Lexington Avenue, New York, NY 10017


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6.   Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Russell L. Leaf, Esq.
     Willkie Farr & Gallagher LLP
     787 Seventh Avenue
     New York, New York 10019-6099
     (212) 728-8593

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Hal Liebes, Esq.
     Credit Suisse Asset Management, LLC
     466 Lexington Avenue
     New York, New York 10017
     (212) 875-3779

     Note: Once deregistered, a fund is still required to maintain and preserve the records described in Rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management Company;

     [  ] Unit investment trust; or

     [  ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X] Open-end             [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Delaware



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11.  Provide the name and address of each investment adviser of the fund
     (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Credit Suisse Asset Management, LLC
     466 Lexington Avenue
     New York, New York 10017

     DLJ Asset Management Group, Inc.
     277 Park Avenue
     New York, New York 10172

     AXA Investor Managers GS Ltd. (sub-adviser)
     60 Gracechurch Street
     London, EC3V 0HR, England

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Credit Suisse Asset Management Securities, Inc.
     466 Lexington Avenue
     New York, New York 10017

     Donaldson, Lufkin & Jenrette Securities Corporation
     277 Park Avenue
     New York, New York 10172

13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a) Depositor's name(s) and address(es):

     (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes            [X]  No

     If Yes, for each UIT state:
             Name(s):

             File No.:

             Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?



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         [X] Yes [ ] No

         If Yes, state the date on which board vote took place:
         November 12, 2001

         If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes [ ] No

         If Yes, state the date on which the shareholder vote took place:


         Shareholder approval was obtained on April 24, 2002. On April 26, 2002 (the "Closing Date"), Credit Suisse Technology Fund, the last remaining series of the Fund (the "Acquired Series"), transferred all of its assets to Credit Suisse Global Technology Fund, Inc. (the "Acquiring Fund"), in exchange for Common Class and Class A shares of the Acquiring Fund (the "Transaction"). On the Closing Date, the Fund, on behalf of the Acquired Series, distributed the Common Class and Class A shares of the Acquiring Fund to the former owners of transferable units of beneficial interest of the Acquired Series. In connection therewith, the Board of Trustees of the Fund determined to de-register the Fund as an investment company as, following the Closing Date, it had no assets remaining and each of its series had been terminated. As of the date hereof, there are no shareholders of the Fund.

         If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes         [ ] No

     As noted above, in connection with the consummation of the Transaction, the Fund, on behalf of the Acquired Series, distributed all of the Common Class and Class A shares of the Acquiring Fund to former owners of transferable units of beneficial interest of the Acquired Series.

     (a) If Yes, list the date(s) on which the fund made those distributions:
         April 26, 2002

     (b) Were the distributions made on the basis of net assets?

         [X] Yes         [ ] No

     (c) Were the distributions made pro rata based on share ownership?

         [X] Yes         [ ] No



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     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) Liquidations only:
         Were any distributions to shareholders made in kind?

         [  ] Yes        [ ] No


         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

     [ ]  Yes            [ ]  No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes             [ ]  No

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests? [ ] Yes [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes             [X]  No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:




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     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

         [ ] Yes         [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes             [X]  No

     If Yes,
     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a) List the expenses incurred in connection with the Merger or
         Liquidation:

         (i)   Legal expenses:                                   $0

         (ii)  Accounting expenses:                              $0

         (iii) Other expenses (list and identify separately):    $0

         (iv)  Total expenses (sum of lines (i)-(iii) above):    $0

     (b) How were those expenses allocated?

         The Fund has not incurred any expenses in connection with the Transaction. All expenses incurred in connection with the Transaction were borne by the Fund's investment adviser and/or its affiliate(s). Accordingly, no expenses were allocated to the Fund or its shareholders.

     (c) Who paid those expenses?

         As noted above, all expenses incurred in connection with the Transaction were borne by the Fund's investment adviser and/or its affiliate(s).

     (d) How did the fund pay for unamortized expenses (if any)?

         To the extent of any unamortized expenses, the Fund's investment adviser and/or affiliate(s) reimbursed the Fund for such amounts.



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23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [X] Yes             [ ] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

     The Commission has not issued a notice and order. The initial application was filed on April 29, 2003. The file number of the initial filing is 811-9531.

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes            [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes            [X] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26. (a) State the name of the fund surviving the Merger: Credit Suisse Global Technology Fund, Inc.

     (b) State the Investment Company Act file number of the fund surviving the Merger: 811-08935

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         The form of Agreement and Plan of Reorganization was initially filed on Form N-14 (Securities Act File No. 333-74548) on December 5, 2001.

     (d) If the merger or reorganization agreement had not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION


     The undersigned states that (i) he has executed this Amendment No. 1 to Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Credit Suisse Select Funds, (ii) he is the Secretary of Credit Suisse Select Funds and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Amendment No. 1 to Form N-8F application have been taken. The undersigned also states that the facts set forth in this Amendment No. 1 to Form N-8F application are true to the best of his knowledge, information and belief.



                                             /s/ Hal Liebes
                                             --------------------------------
                                             Hal Liebes
                                             Secretary